50
10-6-03

AH 10-6-2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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03051940

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.
SEP 2 9 2003
526

SEC FILE NUMBER
8- 25308

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2002 AND ENDING June 30, 2003
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Keane Securities Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Broadway
(No. and Street)

New York (City) | New York (State) | 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joseph Sipkin (212) 571-0064
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Polakoff & Michaelson, CPA, P.C.
(Name – *if individual, state last, first, middle name*)

225 West 34th Street, Suite 1513 (Address) | New York (City) | New York (State) | 10122 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 0 7 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Keane, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Keane Securities Co., Inc., as of June 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

JOSEPHINE LEUNG
Notary Public, State of New Y
No. 01LE4839235
Qualified in New York County
Commission Expires 02/28/06

Notary Public

This report ** contains (check all applicable boxes):

- XX (a) Facing Page.
- XX (b) Statement of Financial Condition.
- XX (c) Statement of Income (Loss).
- XX (d) Statement of Changes in Financial Condition.
- XX (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- XX (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- XX (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- XX (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- XX (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- XX (o) Independent Auditor's Report on Internal Accounting Controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KEANE SECURITIES CO., INC.

FINANCIAL STATEMENT

JUNE 30, 2003

(With Independent Auditor's Report Thereon)

KEANE SECURITIES CO., INC.

FINANCIAL STATEMENT

JUNE 30, 2003

TABLE OF CONTENTS

POLAKOFF & MICHAELSON, CPA, P.C.



POLAKOFF & MICHAELSON, CPA, P.C.

Certified Public Accountants
225 West 34th Street
Suite 1513
New York, NY 10122

212 279 5272
Fax 212 279 6250

email:pm@pandmcpa.com
http://www.pandmcpa.com

INDEPENDENT AUDITOR'S REPORT

Stockholders of
Keane Securities Co., Inc.
New York, New York

We have audited the accompanying statement of financial condition of Keane Securities Co., Inc. as of June 30, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Keane Securities Co., Inc. as of June 30, 2003, in conformity with accounting principles generally accepted in the United States of America.

Polakoff & Michaelson, CPA, PC

New York, New York
September 2, 2003

Craig Michaelson, CPA
Kenneth M. Manche, CPA
Arnold R. Beiles, CPA
Michael Mann, CPA
Ira M. Talbi, CPA

Steven M. Thaler, Manager

KEANE SECURITIES CO., INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2003

ASSETS

Cash and cash equivalents	$ 158,854
Securities owned, marketable at market value (Note 3)	163,482
Due from clearing broker (Note 4)	160,412
Due from broker	19,700
Accounts receivable – investment banking	45,000
Furniture and equipment, net of accumulated depreciation of $90,633	50,118
Other	7,313
Total assets	$ 604,879

LIABILITIES AND STOCKHOLDERS' DEFICIT

Liabilities:	
Accounts payable and accrued expenses	$ 222,031
Obligation under capital lease (Note 7)	42,810
	264,841
Commitments and contingencies (Note 11)	
Subordinated borrowings:	
Cash subordination agreements (Note 5)	646,000
Total liabilities	910,841
Stockholders' deficit:	
Common stock –	
Class A voting - $.10 par value 10,000 shares authorized; 6,478 shares issued and outstanding	648
Class B non-voting - $.10 par value 990,000 shares authorized; 250,000 shares issued and 160,248 shares outstanding	16,024
Additional paid-in capital	603,325
Accumulated deficit	(812,988)
	(192,991)
Less: Treasury stock	
Class A voting - 3,522 shares	
Class B non-voting - 89,752 shares	(112,971)
Total stockholders' deficit	(305,962)
Total liabilities and stockholders' deficit	$ 604,879

The accompanying notes are an integral part of this statement.

KEANE SECURITIES CO., INC.

NOTES TO FINANCIAL STATEMENT

JUNE 30, 2003

Note 1 - Organization and Nature of Business

Keane Securities Co., Inc. (the "Company"), was incorporated in New York State on August 27, 1980. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company terminated its membership in the New York Stock Exchange during the year.

Note 2 - Summary of Significant Accounting Policies

a) Use of Estimates

This financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("USGAAP"). The preparation of financial statements in conformity with USGAAP requires management to make estimates and assumptions that affect the reported results and disclosures. Actual results could differ from those estimates and those differences could be material.

b) Revenue Recognition

The Company records security transactions on a settlement date basis. The difference between settlement date and trade date is deemed immaterial. Dividend income is recognized on the ex-dividend date and interest income is recognized on an accrual basis.

c) Security Valuation

Investments in securities traded on a national securities exchange and the over-the-counter market are stated at their last reported sales price on the day of valuation. Securities for which no such market prices are available, or as to which, in the judgment of the Management, such market prices fail to accurately represent the amount realizable by the Company upon sale or liquidation, are valued at fair value as determined by Management.

d) Investment Banking

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

e) Commissions

Commissions and related clearing expenses are recorded on a settlement date basis as securities transactions occur.

Note 2 - Summary of Significant Accounting Policies *(Continued)*

f) Property and Equipment

Property and equipment are carried at cost. Depreciation is provided on a straight-line basis using estimated useful lives of five to seven years. Additions and betterments are capitalized, whereas the costs of repairs and maintenance are charged to expense as incurred.

g) Cash & Cash Equivalents

The Company considers demand deposits, money market funds and cash on hand to be cash.

Note 3 - Investment Transactions

Marketable securities owned at market value consist of the following:

Equities – common shares	$ 163,482

During the year 875,000 shares of Inis Common Stock became unrestricted.

Note 4 - Clearing Broker Account

The amount due from the clearing broker represents debits and credits through the account arising from security transactions. Interest is credited or charged to the account based upon the average daily balance and is compounded monthly. Any amount due to the broker is secured by the pledge of investment securities. As of June 30, 2003, the amount due from the broker is as follows:

Receivable from clearing broker	$ 100,214
Commissions receivable	60,198
Total	$ 160,412

The effective interest rate for the receivable from clearing broker was .19% on June 30, 2003.

Note 5 - Cash Subordination Agreements

Summarized cash subordination agreements with corporate shareholders and corporate officers are as follows:

Debenture Holder	Principal	Due Date
James J. Keane	$ 40,000	12/31/03
James J. Keane	220,000	12/31/03
James J. Keane	50,000	08/31/03
James J. Keane	60,000	10/31/03
Walter D. O'Hearn	36,000	08/31/03
Walter D. O'Hearn	40,000	10/31/03
	$446,000	

Subsequent to June 30, 2003 the above subordination agreements have been extended through 2006.

Interest is payable at the prime rate plus 2% as determined from time to time by the United States Trust Company of New York. The prime rate was 4.00% at June 30, 2003.

The above debenture holders have elected to forego all interest for the year end June 30, 2003 and will continue to forego all interest until further notice.

In addition to cash subordination agreements with corporate shareholders and corporate officers, the Company on February 6, 1995 entered into a cash subordination agreement with Henderson Brothers Inc., the Company's clearing broker, for $200,000. During the year ended June 30, 2002, LaBranche Financial Services, Inc. assumed the Henderson Brothers Inc. subordination debenture. The debenture is due February 28, 2004. Interest is payable monthly at two percent above the brokers' call rate. The brokers' call rate was 2.75% at June 30, 2003.

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note 6 - Pension Plans

a) ***401(K) Profit Sharing Plan***
The Company has adopted a 401(K) Profit Sharing Plan that covers most of their employees with over six months of service. The Plan provides for partial vesting for voluntary employer contributions after one year and full vesting after five years of service, and the benefits are principally based on employees' earnings and/or length of service. The Plan allows for voluntary pre-tax salary deferred contributions which are fully vested when made by the employee. The Company has the option to make a matching contribution. The Company has elected not to make a contribution to the 401(K) Profit Sharing Plan for the year ended June 30, 2003.

b) ***Defined Benefit Retirement Plan***
Effective July 1, 1999 the Company established a defined benefit pension plan covering eligible employees over age 21 with at least one year of service as of the plan entry dates of July 1 and January 1 of the plan year. During the year, the Company contributed $123,325 related to the prior year's obligation.

The following table sets forth the plan's funded status and amounts recognized in the Company's balance sheet at June 30, 2003:

Actuarial present value of benefit obligations:	
Accumulated benefit obligation (100% vested)	$ 529,459
Projected benefit obligation for service rendered to date	$ 529,459
Plan assets at fair value	523,368
Accrued pension cost	$ 6,091

Note 6 - Pension Plan *(Continued)*

b) Defined Benefit Retirement Plan (Continued)

Net periodic pension cost for the year ended June 30, 2003 included the following components:

Service cost – benefits earned during the period	$ 5,814
Interest cost	36,533
Estimated return on plan assets	(33,706)
Recognized loss due to curtailment	50,521
Net periodic pension cost	$ 59,162

The weighted average discount rate used in determining the actuarial present value of the projected benefit obligation was 7.5% at June 30, 2003. The expected long-term rate of return on plan assets for the year ended June 30, 2003 was 7.5%. There were no employee contributions to the plan and no benefits were paid from the plan during the year.

Effective March 31, 2003, the Company amended the defined benefit pension plan's benefit formulas to provide a benefit equal to a participant's accrued benefit as of that date and shall only increase if such increase is required to provide a top heavy minimum benefit.

The Company intends to terminate the defined benefit pension plan during the year ended June 30, 2004.

c) Money Purchase Pension Plan

In addition, effective July 1, 1999 the Company established a money purchase pension plan. The provision for the money purchase pension plan for the year ended June 30, 2003 was $1,551 and was included in accrued expense as of year end. The Company intends to terminate the money purchase plan during the year ended June 30, 2004.

Note 7 - Obligation Under Capital Lease

The Company is obligated under a capital lease for certain computer equipment. The obligation under the capital lease is reflected in the accompanying financial statement at the present value of future minimum lease payments, discounted at an interest rate of approximately 10%. The capitalized cost and accumulated depreciation of this equipment at June 30, 2003 was $54,401 and $16,320 respectively.

KEANE SECURITIES CO., INC.

NOTES TO FINANCIAL STATEMENT
(Continued)

JUNE 30, 2003

Note 7 - Obligation Under Capital Lease *(Continued)*

Future minimum payments under the capital lease are as follows:

Year ending June 30	
2004	$ 16,640
2005	16,640
2006	16,640
Total future payments	49,920
Less amount representing interest	7,110
Present value of future payments	42,810
Less current portion	12,839
Non-current portion	$ 29,971

Note 8 - WTC Disaster Recovery Grant

The Company is located in downtown New York City and was affected by the events of September 11, 2001. The Company applied for a grant to cover certain costs. During the year ended June 30, 2003, the Company received a grant of $20,414.

Note 9 - Income Taxes

Provision for income tax expense consists of the following components:

Current tax expense	
Federal	$ -
State	100
Local	300
	400
Add prior year's under accrual	1,407
	1,807

Note 9 - Income Taxes *(Continued)*

Deferred income tax expense	
Federal	6,000
State	4,000
Local	1,000
	11,000
Total provision for income taxes	$ 12,807

At June 30, 2003, the Company had net operating loss carryforwards of approximately $803,000 for income tax purposes. Since it is doubtful that such carryforwards will be utilized in the near term, a valuation allowance of approximately $371,000 has been established to offset the deferred tax asset arising from this carryforward. Therefore, no deferred tax assets have been recorded on the accompanying statement of financial condition. The net change in valuation allowance for the year end June 30, 2003 was an increase of approximately $371,000.

The net operating loss carryforwards will expire as follows:

For the year ended June 30,	
2016	$ 149,000
2018	654,000
	$ 803,000

Note 10 - Net Capital Requirements

As a registered broker - dealer, the Company is subject to Rule 15c3-1 of the Securities and Exchange Commission, which specifies uniform minimum net capital requirements for its registrants. Net capital and the related net capital rate may fluctuate on a daily basis. At June 30, 2003 the Company had net capital of $197,707, which exceeded the minimum requirement of $100,000 by $97,707 and the Company's capital ratio was 133.96%.

Note 11 - Commitments and Contingencies

a) Lease Obligations

On August 7, 2000, the Company entered into a lease for office space for the period October 1, 2000 through October 31, 2005. Rent expense net of sublease income of $41,440 for the year ended June 30, 2003 amounted to $226,378.

The future minimum lease payments are as follows:

For the year ended June 30,	
2004	$ 287,421
2005	295,389
2006	99,822
Total	$ 682,632

The Company also subleases part of its office space on a month to month basis for $3,203 per month.

b) Going Concern

The Company has incurred significant losses from operations, and as of June 30, 2003, the Company's total liabilities exceeded its total assets by $305,962. These factors raised substantial doubt about the Company's ability to continue as a going concern. Management has instituted a cost reduction program that includes a reduction in officers' compensation and suspension of interest on officers' subordinated debt. In addition, certain stockholders of the Company are committed to contributing additional capital to the Company during the year ended June 30, 2004. Management believes these factors will enable the Company to continue its operations thru June 30, 2004. The accompanying financial statement does not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Note 12 - Uninsured Cash and Cash Equivalents

The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

KEANE SECURITIES CO., INC.

NOTES TO FINANCIAL STATEMENT
(Continued)

JUNE 30, 2003

Note 13 - Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities, for its own account. Company transactions are collateralized and are executed with banks, brokers and dealers and other financial institutions. The Company introduces these transactions for clearance to another broker/dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of such banks, brokers and dealers and other financial institutions in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair their ability to satisfy their obligations to the Company. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance.

Securities sold but not yet purchased are a part of the normal activities of the Company as a broker and dealer in securities and are subject to off-balance sheet market risk of loss should the company be unable to acquire the securities for delivery to the purchaser at prices equal to or less than the current recorded amounts.

Derivative financial instruments traded by the Company include warrants. The values of these contracts move with the changes in value of the underlying security. The Company is required to maintain collateral to secure these transactions. The derivatives are used for trading purposes and for managing risks associated with portfolio investments. These transactions are subject to various risks similar to those related to the underlying financial instruments, including market and credit risks.

Market risk is the potential for changes in the value of derivative financial instruments due to market changes, including fluctuations in security prices.

Credit risk is the possibility that a loss may occur due to the failure of a counterparty to perform according to the terms of a contract. Credit risk is limited to amounts recorded by the Company as assets.

KEANE SECURITIES CO., INC.

INDEPENDENT AUDITOR'S COMMENTS

FOR THE YEAR ENDED JUNE 30, 2003



POLAKOFF & MICHAELSON, CPA, P.C.

Certified Public Accountants
225 West 34th Street
Suite 1513
New York, NY 10122

212 279 5272
Fax 212 279 6250

email:pm@pandmcpa.com
http://www.pandmcpa.com

INDEPENDENT AUDITOR'S COMMENTS

Stockholders of
Keane Securities Co., Inc.
New York, New York

In planning and performing our audit of the financial statements of Keane Securities Co., Inc. (the Company) for the year ended June 30, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Craig Michaelson, CPA
Kenneth M. Manche, CPA
Arnold R. Beiles, CPA
Michael Mann, CPA
Ira M. Talbi, CPA

Steven M. Thaler, Manager



Stockholders of
Keane Securities Co., Inc.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2003, to meet the SEC's objectives.

We hereby attest that the requirements prescribed by the Securities and Exchange Commission for audit, under authority of rule 17a-5(g), have been observed by us in the conduct of our audit.

This report recognizes that it is not practicable in an organization the size of Keane Securities Co., Inc. to achieve all the divisions of duties and cross-checks generally included in an internal control structure and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Polakoff Michaelson, CPA, PC

New York, New York
September 2, 2003